SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

________________

SILICOM  LTD.

 (Translation of Registrant's name into English)

________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Attached hereto and incorporated by reference herein is Registrant's press release dated July 25th, 2011 announcing Registrant's second quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  July 25th, 2011

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM MOMENTUM CONTINUES IN Q2 2011:
REPORTS STRONG YOY GROWTH OF 39% AND NEW
PROFIT RECORDS WITH NET INCOME TOPPING
$2M, YIELDING $0.30 DILUTED EPS

KFAR SAVA, Israel, July 25, 2011 -- Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today reported its financial results for the second quarter and first half ended June 30, 2011.

Financial Results

Financial results for the second quarter of 2011: Revenues for the second quarter increased by 39% to $9.4 million from $6.7 million in the second quarter of 2010.

On a GAAP basis, reported net income totalled $2.0 million, or $0.28 per diluted share ($0.29 per basic share), up 43% from $1.4 million, or $0.20 per basic and diluted share, in the second quarter of 2010.

On a non-GAAP basis, which excludes non-cash share-based compensation, as described and reconciled below, net income totalled $2.1 million, or $0.30 per diluted and basic share. This is up 45% compared with $1.4 million, or $0.21 per basic and diluted share in the second quarter of 2010.

Financial results for the first half of 2011: Revenues for the first half of 2011 increased by 41% to $18.5 million from $13.1 million in the first half of 2010.

On a GAAP basis, reported net income for the period totalled $3.7 million, or $0.53 per diluted share ($0.54 per basic share), up 61% from $2.3 million, or $0.33 per diluted share ($0.34 per basic share) in the first half of 2010.

On a non-GAAP basis, which excludes non-cash share-based compensation, as described and reconciled below, net income for the period totalled $4.0 million, or $0.56 per diluted share ($0.58 per basic share). This is up 62% compared with $2.4 million, or $0.35 per diluted share ($0.36 per basic share) in the first six months of 2010.

As of June 30, 2011, the Company’s cash, cash equivalents, bank deposits and marketable securities totalled $46.8 million, or $6.79 per outstanding share, up $1 million from the $45.8 million recorded at the end of 2010.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “The second quarter was an outstanding period of strong top-line growth with best-ever records for operating income, net income and EPS, milestones which demonstrate the rapidly accelerating momentum of our business.

“In fact, our growth is being fuelled by some of the strongest drivers in today’s IT industry, including cloud computing, virtualization and others. These trends are driving an exponential increase in the need for connectivity, bandwidth and network appliances, which in turn is positioning our products as critical ‘building blocks’ for next-generation servers and appliances. As a result, our sales have been growing in step – actually at a faster rate – than these trends themselves.”

Mr. Orbach continued, “We now enjoy the ongoing business of over 75 OEM customers, many of whom offer us virtually unlimited potential for repeat orders and new Design Wins. In addition, we continue to add major new customers each quarter: for example, we have recently announced two wins, the first for our strategic SETAC-derivative modules, and the second for IBS (Intelligent BYPASS Switch), both of which demonstrating a combination of current and new products at current and new customers.”

Mr. Orbach concluded, “Our success reflects the power of our differentiated products, our reputation for innovation and service, and our deep understanding of the market to win ongoing business from both existing and new customers. With fast-growing markets, a growing base of top-tier customers and an expanding portfolio of high-potential product lines, we are poised for accelerated growth during 2011 and beyond.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, July 25th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141

UK: 0 800 917 5108

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	June 30, 2011	December 31, 2010
Assets

Current assets
Cash and cash equivalents	$6,096	$6,657
Short-term bank deposits	9,338	9,209
Marketable securities	9,392	8,162
Accounts receivables: Trade, net	6,751	6,762
Accounts receivables: Other	970	555
Inventories	11,347	8,140
Deferred tax assets	54	50
Total current assets	43,948	39,535

Marketable securities	21,950	21,773
Assets held for employees’ severance benefits	1,402	1,302
Deferred tax assets	150	219
Property, plant and equipment, net	777	650

Total assets	$68,227	$63,479

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$4,505	$3,753
Other accounts payable and accrued expenses	1,901	2,074
Total current liabilities	6,406	5,827

Liability for employees’ severance benefits	2,393	2,222

Total liabilities	8,799	8,049

Shareholders' equity
Ordinary shares and additional paid-in capital	34,923	34,664
Treasury shares	(38)	(38)
Retained earnings	24,543	20,804
Total Shareholders' equity	59,428	55,430
Total liabilities and shareholders' equity	$68,227	$63,479

Silicom Ltd. Consolidated
Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2011	2010	2011	2010
Sales	$9,357	$6,739	$18,534	$13,139
Cost of sales	5,215	3,778	10,412	7,476
Gross profit	4,142	2,961	8,122	5,663

Research and development expenses	1,020	693	2,058	1,530
Selling and marketing expenses	669	495	1,330	993
General and administrative expenses	462	372	974	732
Total operating expenses	2,151	1,560	4,362	3,255

Operating income	1991	1,401	3,760	2,408

Financial income, net	151	225	333	366
Income before income taxes	2,142	1,626	4,093	2,774
Income taxes	168	243	354	453
Net income	$1,974	$1,383	$3,739	$2,321

Basic income per ordinary share (US$)	$0.29	$0.20	$0.54	$0.34

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,890	6,810	6,888	6,810

Diluted income per ordinary share (US$)	$0.28	$0.20	$0.53	$0.33

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,026	6,957	7,019	6,961

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

 (US$ thousands, except for share and per share data)

	Three-month period
	ended June 30,
	2011			2010
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$9,357		$9,357	$6,739
Cost of sales	5,215	6	5,209	3,770
Gross profit	4,142		4,148	2,969

Research and development expenses	1,020	24	996	675
Selling and marketing expenses	669	33	636	479
General and administrative expenses	462	45	417	358
Total operating expenses	2,151		2,049	1,512

Operating income	1991		2,099	1,457

Financial income, net	151		151	225
Income before income taxes	2,142		2,250	1,682
Income taxes	168		168	243
Net income	$1,974		$2,082	$1,439

Basic income per ordinary share (US$)	$0.29		$0.30	$0.21

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,890		6,890	6,810

Diluted income per ordinary share (US$)	$0.28		$0.30	$0.21

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,026		7,026	6,957

Total Adjustments		108

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

 (US$ thousands, except for share and per share data)

	Six-month period
	ended June 30,
	2011			2010
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$18,534		$18,534	$13,139
Cost of sales	10,412	13	10,399	7,458
Gross profit	8,122		8,135	5,681

Research and development expenses	2,058	50	2,008	1,490
Selling and marketing expenses	1,330	69	1,261	957
General and administrative expenses	974	93	881	701
Total operating expenses	4,362		4,150	3,148

Operating income	3,760		3,985	2,533

Financial income, net	333		333	366
Income before income taxes	4,093		4,318	2,899
Income taxes	354		354	453
Net income	$3,739		$3,964	$2,446

Basic income per ordinary share (US$)	$0.54		$0.58	$0.36

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,888		6,888	6,810

Diluted income per ordinary share (US$)	$0.53		$0.56	$0.35

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,019		7,019	6,961

Total Adjustments		225

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))